Annual and Extraordinary General Meeting of Shareholders of XTL Biopharmaceuticals Ltd.

Date: July 22, 2024

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

<u>**Annual and Extraordinary General Meeting of Shareholders:**</u>

	For	Against	Abstain
1. To appoint Somekh Chaikin, Certified Public Accountants in Israel and a member firm of KPMG as the Company's independent auditors for the fiscal year ending December 31, 2023.	☐	☐	☐
2. To re-elect Alexander Rabinovitch to the Company's Board of Directors for a term expiring at the Company's next annual general meeting of shareholders.	☐	☐	☐
3. To re-elect Shlomo Shalev to the Company's Board of Directors for a term expiring at the Company's next annual general meeting of shareholders.	☐	☐	☐
4. To re-elect Doron Turgeman to the Company's Board of Directors for a term expiring at the Company's next annual general meeting of shareholders.	☐	☐	☐
5. To approve the terms and provisions of the acquisition of The Social Proxy Ltd. ("Social Proxy"), as more fully detailed in the Company's Form 6-K dated June 5, 2024 (the "Transaction") which includes (a) the issuance to the shareholders of Social Proxy such number of ADS's of the Company which represent 44.6% of the issued and outstanding share capital of the Company and (b) the payment of US$430,000 in cash to the shareholders of Social Proxy.	☐	☐	☐

	Yes	No
Are you a controlling shareholder of the Company, or do you have a personal interest in the approval of terms and provisions of the Transaction other than a personal interest unrelated to relationships with a controlling shareholder of the Company? *Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.*	☐	☐

	For	Against	Abstain
To approve the consummation of the Transaction by the Company and to authorize, empower and direct Chief Executive Officer of the Company, in the name and on behalf of the Company, to take or cause to be taken any and all such further actions and to prepare, execute, deliver and file, or cause to be prepared, executed, delivered and filed any documents and such other reports, schedules, statements, consents, documents, agreements, certificates, undertakings in the name of and on behalf of the Company as he shall in his judgment, with the advice of counsel, determine to be necessary, proper or desirable to carry out fully the intent and purposes of the foregoing resolutions in order to consummate the transactions contemplated by the Transaction (the "Consummation").	☐	☐	☐

	Yes	No
6. Are you a controlling shareholder of the Company, or do you have a personal interest in the approval of Consummation of the Transaction, other than a personal interest unrelated to relationships with a controlling shareholder of the Company? *Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.*	☐	☐

	For	Against	Abstain
7. To elect, conditional upon the Consummation of the Transaction, Tal Klinger to the Company's Board of Directors for a term expiring at the Company's next annual general meeting of shareholders.	☐	☐	☐
8. To elect, conditional upon the Consummation of the Transaction, Yair Redl to the Company's Board of Directors for a term expiring at the Company's next annual general meeting of shareholders.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

____________________ Please Sign Here	_______________ Please Date Above
____________________ Please Sign Here	_______________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual and Extraordinary General Meeting of Shareholders of XTL Biopharmaceuticals Ltd. to be Held on July 22, 2024 for Holders as of June 24, 2024

MAIL

- **Mark, sign and date your Voting Instruction Form.**
- **Detach your Voting Instruction Form.**
- **Return your Voting Instruction Form in the postage-paid envelope provided.**

All votes must be received by 12:00 p.m. E.S.T. on July 16, 2024

PROXY TABULATOR FOR
XTL BIOPHARMACEUTICALS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

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XTL Biopharmaceuticals Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.S.T. on July 16, 2024)

The undersigned Holder of American Depositary Receipts (“ADRs”) hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of shares or other Deposited Securities represented by such ADRs of **XTL Biopharmaceuticals Ltd.** (the “Company”) registered in the name of the undersigned on the books of the Depositary as of the close of business, **June 24, 2024** at the **Annual and Extraordinary General Meeting of Shareholders** of the Company, to be held on **July 22, 2024** at **15:00 p.m. (Israel time)**, at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman & Amit Gross, at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel, or at any adjournment thereof, in respect to the resolutions specified on the reverse side.

NOTE:

1. **Please direct the Depositary how it is to vote by placing “X” in the appropriate box opposite each agenda item.**
2. **This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.**
3. **The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.**

To review materials for the meeting, please visit: www.xtlbio.com

(Continued and to be marked, dated and signed, on the reverse side)

PROXY TABULATOR FOR
XTL BIOPHARMACEUTICALS LTD.
P.O. Box 8016
CARY, NC 27512-9903